Mail Stop 4561

October 16, 2008

Hung-Lang Huang
Chairman, Chief Executive Officer and President
DIAS Holding, Inc.
16630 Southfield Road
Allen Park, MI 48101

> **Re:** **JPC Capital Partners, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-51898**

Dear Mr. Huang:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
*Branch Chief*